Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of April, 2010	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

For Immediate Release

April 26, 2010

Grupo Radio Centro Reports First Quarter 2010 Results

Mexico City, April 26, 2010 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the quarter ended March 31, 2010. All figures were prepared in accordance with the Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Information Standards.

First Quarter Results

Broadcasting revenue in the first quarter of 2010 was Ps. 166,281,000, 6.7% higher than Ps. 155,791,000 in the first quarter of 2009. This increase was attributable to broadcasting revenue from our radio station KXOS-FM in Los Angeles, California, which we began operating in the second quarter of 2009.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) in the first quarter of 2010 totaled Ps. 160,783,000, a 43.4% increase compared to Ps. 112,150,000 in the first quarter of 2009.  This increase was attributable to broadcasting expenses incurred in connection with KXOS-FM.

The Company’s broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) in the first quarter of 2010 was Ps. 5,498,000, an 87.4% decrease compared to Ps. 43,641,000 in the first quarter of 2009.  This decrease was attributable to the increase in broadcasting expenses as described above.

Depreciation and amortization expenses in the first quarter of 2010 were Ps. 6,144,000, a 6.1% decrease compared to Ps. 6,540,000 in the first quarter of 2009.  This decrease was attributable to a reduction in the amount of depreciable assets.

The Company’s corporate, general and administrative expenses in the first quarter of 2010 totaled Ps. 3,778,000, compared to Ps. 3,778,000 in the first quarter 2009.

For the first quarter of 2010 the Company reported an operating loss of Ps. 4,424,000, compared to an operating income of Ps. 33,323,000 in the first quarter of 2009, mainly due to the increase in broadcasting expenses as described above.

For the first quarter of 2010, other expenses, net, were of Ps. 13,455,000, an increase of 13.2% compared to Ps. 11,885,000 in the first quarter 2009. This increase was mainly due to fees paid to HSBC México, S.A., as the common representative of the Company’s CPO (ordinary participation certificates) holders.

The Company’s comprehensive financing cost in the first quarter of 2010 increased to Ps. 7,360,000 from Ps. 1,072,000 in the first quarter of 2009.  This increase was mainly attributable to the interest expense paid in the first quarter of 2010.

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2010 Results

The Company reported a loss before income taxes in the first quarter of 2010 of Ps. 25,239,000, compared to income of Ps. 20,366,000 in the first quarter of 2009, primarily as a result of the increase in broadcasting expenses.

The Company recorded income taxes of Ps. 2,358,000 in the first quarter 2010, compared to Ps. 5,703,000 in the first quarter 2009 due to a decrease in taxable income.

As a result of the foregoing, the Company’s net loss in the first quarter of 2010 was Ps. 27,597,000, compared to net income of Ps. 14,663,000 in the first quarter of 2009.

Recent Events

•	On March 18 2010, the Company renegotiated the interest rate of the credit facility with Banco Inbursa, S.A. from a fixed annual rate of 13% to a fixed annual rate of 9.5%.

•
On March 16, 2010, in the Annual Stockholders Meeting, the shareholders approved, in accordance with the recommendation of the Company’s Board of Directors, a dividend payment to all shareholders from retained earnings for fiscal year 2009 in the amount of Ps. 100,000,000, or approximately Ps. 0.6145 per each of the 162,724,561 Series A Shares outstanding. The dividend was paid in one disbursement on March 24, 2010.

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

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Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2010 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED UNAUDITED BALANCE SHEET as of March 31, 2010 and 2009 (figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1) )
	March 31
	2010		2009
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	2,814	35,071	347,183

Accounts receivable:
Broadcasting, net	16,157	201,376	194,848
Other	678	8,446	8,008
Prepaid taxes	0	0	2,672
	16,835	209,822	205,528

Prepaid expenses	8,886	110,754	34,391
Total current assets	28,535	355,647	587,102

Property and equipment, net	36,361	453,203	470,810
Prepaid expenses	292	3,636	0
Deferred charges, net	217	2,704	4,478
Excess of cost over book value of net assets of subsidiaries, net	66,501	828,863	828,863
Other assets	269	3,353	3,325
Total assets	132,175	1,647,406	1,894,578

LIABILITIES
Current:
Short-term debt	3,257	40,591	30,433
Advances from customers	7,688	95,820	99,652
Suppliers and other accounts payable	6,577	81,976	72,850
Taxes payable	2,799	34,891	6,022
Total current liabilities	20,321	253,278	208,957

Long-Term:
Long-term debt	9,628	120,000	170,000
Reserve for labor liabilities	5,401	67,312	61,862
Deferred taxes	174	2,166	6,309
Total liabilities	35,524	442,756	447,128

SHAREHOLDERS' EQUITY
Capital stock	90,694	1,130,410	1,130,410
Cumulative earnings	3,899	48,595	272,457
Reserve for repurchase of shares	3,517	43,837	43,837
Accumulated Effect by Conversion	(1,484)	(18,498)	-
Majority shareholders' equity	96,626	1,204,344	1,446,704
Minority interest	25	306	746
Total shareholders' equity	96,651	1,204,650	1,447,450
Total liabilities and shareholders' equity	132,175	1,647,406	1,894,578

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 12.464 per U.S. dollar, the rate on March 31, 2010.

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Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2010 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENT OF INCOME
for the three-month  periods ended March 31, 2010 and 2009
(figures in thousands of  Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	March 31
	2010		2009
	U.S.$ (1)	Ps.	Ps.

Broadcasting revenue (2)	13,341	166,281	155,791
Broadcasting expenses, excluding depreciation,
amortization and corporate, general and administrative expenses	12,900	160,783	112,150
Broadcasting income	441	5,498	43,641

Depreciation and amortization	493	6,144	6,540
Corporate, general and administrative expenses	303	3,778	3,778
Operating (loss) income	(355)	(4,424)	33,323

Other expenses, net	(1,080)	(13,455)	(11,885)

Comprehensive financing income (cost):
Interest expense	(611)	(7,620)	(1,893)
Interest income (2)	1	9	32
Gain (loss) on foreign currency exchange, net	20	251	789
	(590)	(7,360)	(1,072)

(Loss) income before income taxes	(2,025)	(25,239)	20,366

Income taxes	189	2,358	5,703
Net (loss) income	(2,214)	(27,597)	14,663

Net (loss) income applicable to:
Majority interest	(2,214)	(27,600)	14,639
Minority interest	0	3	24
	(2,214)	(27,597)	14,663

Net income (loss) per Series A Share (3)	0.008	0.0992	0.8637
Net income (loss) per ADS (3)	0.072	0.8928	7.7733
Weighted average common shares outstanding (000's) (3)		162,724	162,724

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 12.464 per U.S. dollar, the rate on March 31, 2010.
(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial airtime to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial airtime has been transmitted. Interest earned and treated as broadcasting revenue for the first quarter of 2010 and 2009 was Ps. 920,000 and Ps. 1,348,000, respectively.
 (3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: April 26, 2010	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer